FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolution passed at the seventeenth meeting of the eighth session of the board of directors of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on May 25, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT REGARDING THE RESOLUTION PASSED AT THE SEVENTEENTH MEETING OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On 23 May 2016, the board of directors of Huaneng Power International, Inc. (the “Company”) convened the Seventeenth Meeting of the Eighth Session of the Board of Director (the “Meeting”) by way of voting by correspondence. Written notice of the Meeting had been sent on 13 May 2016. The convening of the Meeting complied with the Company Law of the People’s Republic of China (the “PRC”) and the relevant provisions of the Articles of Association of the Company. The following resolution was unanimously resolved at the Meeting:

I.	To approve the Proposal Regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate

1.
To approve the issue by the Company, subject to the approval of relevant regulatory authorities, of domestic and foreign perpetual debts, either in a single tranche or multiple tranches within or outside the PRC, in an aggregate principal amount of up to RMB10 billion within 12 months from the date of obtaining the approval of the general meeting. Such  perpetual debts shall include, without limitation, perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds on the domestic market as well as perpetual bonds on the foreign market or other bonds in domestic or foreign currency and with indefinite maturity that are issued within or outside the PRC to the extent permissible under applicable laws and regulations.

2.
To approve the granting of a general and unconditional mandate to the Board or more than two directors to determine the detailed terms and conditions of and matters in relation to the issue of the perpetual debts in accordance with and subject to the needs of the Company, market conditions and regulatory requirements, including (without limitation):

(1)
to decide on the specific matters relation to the issue of the perpetual debts, including but not limited to the type of bonds to be issued, the issuer, the method of issuance, the use of proceeds from the issue, whether to issue in tranches and the currency, amount(s) and timing arrangement of each tranche, the terms for and means of repayment of the principal and the interest accrued thereon, the method(s) and terms of placement, the interest rate(s) or the way of determining the interest rate(s), and the security arrangements.

(2)
to engage in all the negotiations, enter into all the agreements and other necessary documents and make all the proper disclosures of information in relation to the issue of the perpetual debts on behalf of the Company.

(3)
to procure approval from relevant regulatory authorities in relation to the issue of the perpetual debts and make appropriate adjustments to the detailed plan of the issue of the perpetual debts in accordance with the comments (if any) of the regulatory authorities.

(4)	to take all necessary actions to decide on/deal with other specific matters relating to the issue of the perpetual debts.

3.
The resolution of the general meeting of the Company regarding the proposed issue of the perpetual debts will be valid for 12 months from the date of passing of the resolution. If the Board has, or more than two directors have, decided on the issue, in whole or in part, of the perpetual debts within the validity period of the mandate and the Company has procured the approval, permit, filing or registration (if applicable) for the issue of the perpetual debts from relevant regulatory authorities within the validity period of the mandate, the Company may complete the issue, in whole or in part, of the perpetual debts within the validity period provided for under such approval, permit, filing or registration.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Zhang Shouwen (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Yue Heng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Geng Jianxin (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
25 May 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     May 25, 2016